SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407,

Section 2, Tiding

Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia Notice of Annual General Meeting of Shareholders and Proxy Statement (attached hereto as Exhibit 99.1)

2.	GigaMedia Annual General Meeting of Shareholders Proxy Card (attached hereto as Exhibit 99.2)

3.	GigaMedia 2014 Financial Statements Prepared in Accordance with U.S. GAAP (attached hereto as Exhibit 99.3)

4.	GigaMedia 2014 Financial Statements Prepared in Accordance with Singapore GAAP (attached hereto as Exhibit 99.4)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: May 27, 2015	By: /s/ Collin Hwang
(Signature)
Name: Collin Hwang
Title: Chief Executive Officer